Three-month period
Ended November 30, 2008

Financial Statements

Neptune Technologies & Bioressources inc.

Consolidated Balance Sheets

	Unaudited	Audited
November 30 and May 31, 2008	November 30,	May 31,
	2008	2008

ASSETS
Current assets
Cash	$901,616	$545,596
Term deposits	3,428,400	2,166,699
Accounts receivable	4,297,996	4,527,287
Tax credits receivable	563,545	264,803
Inventories (note 4)	2,078,529	1,383,176
Prepaid expenses	263,825	224,878
	11,533,911	9,112,439
Property, plant and equipment	4,161,957	4,050,095
Intangible assets	1,271,104	1,098,658
Other assets	51,937	95,977
	$17,018,909	$14,357,169

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities
Company controlled by an officer and director (note 5)	$47,369	$59,728
Others	1,621,776	1,821,469
Advance payments (note 6)	903,410	-
Current portion of long-term debt	568,452	984,018
Subsidiary capital stock redeemable by a company
controlled by an officer and director (note 5)	137,000	-
	3,278,007	2,865,215
Advance payments (note 6)	-	873,260
Convertible debentures (note 8)	2,156,574	-
Long-term debt (note 9)	3,134,277	2,524,023
	8,568,858	6,262,498

Non-controlling interest (note 11)	-	-

SHAREHOLDERS' EQUITY
Capital stock and warrants (note 10)	25,218,856	24,902,594
Contributed surplus	8,433,638	6,425,114
Deficit	(25,202,443)	(23,233,037)
	8,450,051	8,094,671
	$17,018,909	$14,357,169

See accompanying notes to unaudited consolidated financial statements.

Neptune Technologies & Bioressources inc.

Consolidated Statements of Deficit
(unaudited)
Periods ended November 30, 2008 and 2007

	2008	2007	2008	2007
	(3 months)		(6 months)
Balance, beginning	$(23,841,322)	$(19,499,600)	$(23,233,037)	$(18,448,233)
Net loss	(1,361,121)	(1,563,297)	(1,960,026)	(2,614,664)
Dividend (note 5)	-	-	(9,380)	-
Balance, end	$(25,202,443)	$(21,062,897)	$(25,202,443)	$(21,062,897)

Consolidated Statements of Contributed Surplus
(unaudited)
Periods ended November 30, 2008 and 2007

	2008	2007	2008	2007
	(3 months)		(6 months)
Balance, beginning	$7,132,191	$3,892,877	$6,425,114	$2,974,533
Expired warrants	62,825	-	62,825	-
Exercised options	(4,361)	(751,187)	(58,513)	(906,356)
Equity component of convertible debentures	363,417	-	363,417	-
Stock-based compensation	879,566	1,197,455	1,640,795	2,270,968
Balance, end	$8,433,638	$4,339,145	$8,433,638	$4,339,145

See accompanying notes to unaudited consolidated financial statements.

Neptune Technologies & Bioressources inc.

Consolidated Statements of Earnings and Comprehensive Loss
(unaudited)
Periods ended November 30, 2008 and 2007
	2008	2007	2008	2007
	(3 months)		(6 months)
Sales, partnership and collaboration agreement	$2,451,322	$2,168,809	$4,816,945	$4,254,145
Cost of sales and operating expenses (excluding amortization
and stock-based compensation)	2,575,607	2,019,915	4,430,443	3,693,752
Stock-based compensation	879,566	1,197,455	1,640,795	2,270,968
Research and development expenses	457,301	96,747	818,861	201,438
Financial expenses	151,224	133,931	283,245	267,817
Amortization	163,041	145,083	344,622	290,768
	4,226,739	3,593,131	7,517,966	6,724,743
Loss before the undernoted	(1,775,417)	(1,424,322)	(2,701,021)	(2,470,598)
Interest income	1,160	17,674	8,497	42,783
Foreign exchange gain (loss)	540,889	(156,648)	860,251	(186,854)
Royalties paid in retractable shares (note 5)	(137,000)	-	(137,000)	-
Non-controlling interest loss (note 11)	9,247	-	9,247	-
Net loss and comprehensive loss	$(1,361,121)	$(1,563,296)	$(1,960,026)	$(2,614,669)

Basic and diluted loss per share	$(0.036)	$(0.042)	$(0.052)	$(0.071)

Weighted average number of shares outstanding	37,664,922	37,171,235	37,582,760	37,029,860

See accompanying notes to unaudited consolidated financial statements.

Neptune Technologies & Bioressources inc.

Consolidated Statements of Cash Flows
(unaudited)
Periods ended November 30, 2008 and 2007
	2008	2007	2008	2007
	(3 months)		(6 months)
OPERATING ACTIVITIES
Net loss	$(1,361,121)	$(1,563,297)	$(1,960,026)	$(2,614,664)
Non-cash items
Amortization of property, plant and equipment	128,463	142,155	265,119	284,912
Amortization of intangible assets	3,525	2,928	7,050	5,856
Amortization of other assets	31,053	-	72,453	-
Stock-based compensation	879,566	1,197,455	1,640,795	2,270,968
Accretion of the convertible debenture liability component (note 8)	33,806	-	33,806	-
Royalties paid in redeemable subsidiary capital stock	137,000	-	137,000	-
Non-controlling interest loss (note 11)	(9,247)	-	(9,247)	-
Unrealized foreign exchange loss on advance payments	4,250	-	10,150	-
Changes in working capital items (note 7)	174,582	385,853	(963,858)	(575,882)
Cash flows from operating activities	21,877	165,094	(766,758)	(628,810)

INVESTING ACTIVITIES
Additions to property, plant and equipment	(356,667)	(34,703)	(376,981)	(75,567)
Additions to intangible assets	(55,334)	(119,637)	(179,496)	(143,676)
Decrease (increase) in term deposits	(2,024,822)	(266,373)	(1,261,701)	211,307
Increase in other assets	(175)	-	(28,413)	(75,881)
Cash flows from investing activities	(2,436,998)	(420,713)	(1,846,591)	(83,817)

FINANCING ACTIVITIES
Increase (decrease) in bank loan	(580,000)	400,000	-	190,000
Long-term debt issue	3,453,296	-	3,453,296	-
Repayment of long-term debt	(3,033,554)	(216,266)	(3,258,608)	(440,235)
Convertible debenture issue (note 8)	2,750,000	-	2,750,000	-
Financial expenses on the issuance of debentures (note 8)	(30,000)	-	(30,000)	-
Dividend (note 5)	(133)	-	(133)	-
Advance payments	-	99,860	-	818,210
Issue of share capital on exercise of options	9,251	312,056	54,814	511,993
Cash flows from financing activities	2,568,860	595,650	2,969,369	1,079,968

Net increase in cash	153,739	340,031	356,020	367,341
Cash, beginning of period	747,877	686,664	545,596	659,354
Cash, end of the period	$901,616	$1,026,695	$901,616	$1,026,695

See accompanying notes to unaudited consolidated financial statements.

Neptune Technologies & Bioressources inc. Notes to Consolidated Financial Statements (unaudited) Periods ended November 30, 2008 and 2007 1 - BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Neptune Technologies & Bioressources inc. (the “Company”), its subsidiary Acasti Pharma inc. (“Acasti Pharma”) which started its operations in August 2008 and its fully-owned subsidiary NeuroBioPharm inc. (“NeuroBioPharm”) which started its operations on October 15,2008 under the name of Neuro Vimer Pharma inc and was renamed NeuroBioPharm inc. on November 7, 2008. These interim consolidated financial statements have not been reviewed by the auditors and reflect normal and recurring adjustments which are, in the opinion of Neptune Technologies & Bioressources Inc., considered necessary for a fair presentation. These interim unaudited consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles.

However, they do not include all disclosures required under generally accepted accounting principles and accordingly should be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s latest annual report. The interim unaudited consolidated financial statements have been prepared using the same accounting policies as described in the latest annual report.

During the three-month period ended November 30, 2008, the Company chose to change the date on which its fiscal year ends, which will from now on be the last day of February of each year. Consequently, the fiscal year underway comprises three three-month periods and will end on February 28, 2009.

2 - SIGNIFICANT ACCOUNTING POLICIES

Except for the adoption of the new accounting standards described in note 3 below, the Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in note 3 and note 4 of its audited consolidated financial statements in the Company’s annual report for the year ended May 31, 2008.

3 - ADOPTION OF NEW ACCOUNTING POLICIES

Effective June 1st, 2008, the Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures, CICA Handbook Section 3031, Inventories, CICA Handbook Section 3862, Financial Instruments - Disclosure and CICA Handbook Section 3863, Financial Instruments -Presentation . Adoption of these Sections did not have an impact on financial results.

CICA Handbook Section 1535, Capital Disclosures , establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. This new standard relates to disclosure only and did not impact the financial results of the Company. See note 13.

CICA Handbook Section 3862, Financial Instruments – Disclosure , describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments – Presentation , establish standards for the disclosure and presentation of the financial instruments and non-financial derivatives. See note 14.

CICA Handbook Section 3031, Inventories , replaces Section 3030 on this same subject matter. The new section provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The changes brought forth in this section affect the following in particular :

  Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are precisely excluded from the cost of inventories and expensed during the year in which they are incurred;

  The reversal of the write-down to net realization value amounts when there is a subsequent increase in the value of the inventories is now required;

  The valuation of inventory at the lower of cost and replacement cost is no longer allowed.

Adoption of this new standard had no impact on the interim consolidated financial statements. See note 4.

4 - INVENTORIES

	November 30,	May 31,
	2008	2008
Raw materials	$1,313,804	$1,053,851
Finished goods	764,725	329,325
	$2,078,529	$1,383,176

During the six-month period ended November 30, 2008, $3,298,006 of inventories were recognized as cost of sales. Cost is determined for each project with the average cost method, which includes direct costs as well as fixed and variable general costs of production (monthly average costs). Each month of production corresponds to a project. No provision for obsolescence was taken during the period ended November 30, 2008.

5 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with a shareholder, (a company controlled by an officer and director), as of June 1, 2002, calling for royalties to be paid in semi-annual installments equal to 1% of sales, for an unlimited period. The annual amount paid cannot exceed net earnings before interest, taxes and amortization. For the six-month period ended November 30, 2008, total royalties amount to $47,359 ($42,541 in 2007). As at November 30, 2008, the balance due to this shareholder under this agreement amounts to $47,359 ($59,728 as of May 31, 2008). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

On August 7, 2008, the Company issued an exclusive worldwide license to its subsidiary Acasti Pharma. This license allows Acasti Pharma to develop and market pharmaceutical cardiovascular applications of Neptune Krill Oil and its concentrates. The Company then proceeded with two successive rollovers to complete the transaction. The total consideration is 5,000,000 class B shares, 26,000,000 class C shares, 6,000,000 series 4 warrants and 3,000,000 series 5 warrants. These shares and warrants were eliminated when the companies' accounts were consolidated.

As part of transactions with its subsidiary Acasti Pharma, the Company must pay 1% of revenues to the company controlled by an officer and director that has accepted to be paid in securities instead of cash. Therefore the Company has issued to the company controlled by an officer and director 1% of the consideration received, i.e., 50,000 class B shares, 260,000 class C shares, 60,000 series 4 warrants and 30,000 series 5 warrants. As described in note 11, class B and C shares are retractable. Warrants have no value as the date of the transaction. The securities payment chosen by the companies is subject to applicable regulatory approval and/or meeting other conditions, if required. In default of which the payment will be made in cash. Shares and warrants issued as royalty payments will be released as soon as the condition related to the net income before taxes, interests and amortization is met. The Company classified these shares held by the company controlled by officer and director as current liabilities for an amount of $92,000.

On October 15, 2008, the Company entered into a partnership agreement, transferred an existing agreement and issued an exclusive worldwide license to its subsidiary NeuroBioPharm. The license allows NeuroBioPharm to develop and market pharmaceutical neurological applications of Neptune Krill Oil and its concentrates. The total consideration involves splitting the revenues from the transferred existing agreement and issuance of 45,000,000 NeuroBioPharm class E shares to the Company. These shares were eliminated when the companies' accounts were consolidated.

As part of this transaction, the Company must pay 1% of revenues to the company controlled by an officer and director that has accepted to be paid in securities instead of cash. Therefore the Company has issued to the company controlled by an officer and director 1% of the consideration received, i.e., 450,000 class E shares. These shares are retractable. The securities payment chosen by the companies is subject to applicable regulatory approval and/or meeting other conditions, if required. In default of which the payment will be made in cash. Shares issued as royalty payments will be released as soon as the condition related to the net income before taxes, interests and amortization is met. The Company classified these shares held by the company controlled by an officer and director as current liabilities for an amount of $47,000.

These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

6 - PARTNERSHIPS AND COLLABORATION AGREEMENTS

During the first quarter of fiscal year ended May 31, 2008, the Company received a first payment of $773,400 (500,000 euros) out of several payments scheduled under the terms of a partnership agreement entered into in June 2007. This amount was recorded under advance payments. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune krill oil (“NKO™”) in a dietary matrix. The initial payment is refundable only if the parties fail to meet certain developmental milestones before June 2009, prior to the release of the products on the market. The advance payments will be amortized on future royalties under the terms of the agreement.

During the 2nd quarter of fiscal year ended May 31, 2008, the Company received an initial amount of $99,860 of a total agreement of $299,860. An additional milestone amount of $100,000 is receivable as at November 30, 2008 and a final milestone amount of $100,000 will be received at the end of the agreement. The collaboration agreement, which was renegotiated during the period ended August 31, 2008 is a clinical study project signed in May 2007, modified and started in June 2008 and having an estimated duration of 15 months. An initial amount of $99,860 was recorded under advance payments. The agreement foresees the Company’s commitment to implement a clinical research project on the effects of Neptune krill oil (“NKO™”) and its concentrates on certain human health conditions. The agreement, which was transferred on October 15, 2008 to NeuroBioPharm includes a period of exclusivity on the rights by the partner to the use of the clinical study results.

For the six-month period ended November 30, 2008, revenues of $80,000 were recognized in consolidated earnings regarding to the second partnership agreement on the basis of the estimated duration of the clinical study.

7 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

Net changes in working capital items are detailed as follows :

		Three-month ended		Six-month ended
		November 30,		November 30,
	2008	2007	2008	2007

Accounts receivable	$678,912	$971,389	$229,291	$264,366
Tax credits receivable	(196,176)	(23,160)	(298,742)	(61,006)
Inventories	(566,530)	151,195	(695,353)	(681,709)
Prepaid expenses	148,780	11,192	(38,947)	519
Accounts payable and accrued liabilities	117,651	(724,763)	(212,052)	(98,052)
Advance payments	(40,000)	-	20,000	-
Accrued interests on convertible debentures	31,945	-	31,945	-
	$174,582	$(385,853)	$(963,858)	$(575,882)

8 - LIABILITY COMPONENT OF CONVERTIBLE DEBENTURES, DERIVATIVES AND EMBEDDED DERIVATIVE IN CONVERTIBLE DEBENTURES

Aggregate principal amount of convertible debentures not secured at issuance	$2,750,000
Financial expenses on the issuance of debentures	(30,000)
Equity component of convertible debentures	(363,417)
Detachable warrants	(265,760)
Accrued interest	31,945
Accretion of the liability component	33,806
Liabilities balance of convertible debentures as at November 30, 2008	$2,156,574

On October 9, 2008, the Company issued 2,750 tranches of $1,000 of convertible debentures out of an aggregate principal of $2,750,000. These debentures were accompanied by :

  1,100,000 Acasti Pharma stock options in circulation, each allowing its holder to acquire one class A share in Acasti Pharma from the Company at the base price until April 30, 2010, as defined below.

  1,100,000 Company warrants allowing their owners to acquire one common share in the Company for $1.25 until April 30, 2010.

Debentures bear interest at 8%, payable annually in cash or in kind, or capitalizable at the Company's discretion. They mature on October 9, 2011, at which time the Company will reimburse the amount owed (capital and interest) in cash or in Company shares with a 15% bonus and subject to a minimum purchase price of $1.25 per common share.

Debentures are convertible as follows :

i)

At the holder's discretion, before November 30, 2010, in Company Units issued at a ratio of $1.25 each for the portion of the converted principal and at the market price of Company shares for the unpaid interest on the conversion date. They are convertible at a date chosen by the Company's consequently and only if the market price of its common shares closed at more than $3.75 for three consecutive days on a recognized stock exchange. Each Unit corresponds to one Company common share and one Company half-warrant (''subscription at conversion'').

At conversion, each warrant at conversion will allow the holder to acquire one Company common share at market price at the time of issue of the warrant at conversion until the earliest of these dates: the debenture maturity date, two years after the conversion of the corresponding debenture tranche or 30 days following the date on which the market price of the Company's shares will have closed, on a recognized stock exchange, at a price greater than double the market price on the date of issuance of the said warrants for at least three consecutive days.

The debentures are exchangeable as follows:

ii)

At the holder's discretion as of June 1, 2009, and up to November 30, 2010, in Acasti Pharma units held by the Company, of which number is established in function of the conversion period at the ratio set out below. Each Acasti Pharma unit comprises one class A share and one class A Acasti stock option ("Acasti Pharma conversion unit").

a)

If the exchange should occur between June 1, 2009 and November 30, 2009, the number of Acasti Pharma Units would be issued would be equal to the converted capital divided by the lower of the following two price options: $0.25 and the lowest price paid for a class A Acasti Pharma share as part of funding occurring before November 15, 2009 ("base price"). Each Acasti Pharma Unit comprises one class A Acasti Pharma share issued at the base price (escrowed for six months following issuance) and one Acasti Pharma stock option allowing its holder to purchase one Acasti Pharma common share (which will also be escrowed for six months following the exercise of the option) at the base price plus $0.25 for a period of 12 months following issuance.

b)

If the exchange should occur between December 1, 2009, and May 31, 2010, the number of Acasti Pharma Units issued would be equal to the converted capital divided by the base price plus $0.25. Each Acasti Pharma Unit comprises one class A Acasti Pharma share (escrowed for three months following issuance) issued at the base price plus $0.25 and one Acasti Pharma stock option allowing its holder to purchase one Acasti Pharma common share (which will also be escrowed for three months following the exercise of the option) at the base price plus $0.75 for a period of 12 months following issuance.

c)

If the exchange should occur between June 1, 2010, and November 30, 2010, the number of Acasti Pharma Units issued would be equal to the converted capital divided by the base price plus $0.75. Each Acasti Pharma Unit comprises one class A Acasti Pharma share (escrowed for three months following issuance) issued a the base price plus $0.75 and one Acasti Pharma stock option allowing its holder to purchase one Acasti Pharma common share (which will also be escrowed for three months following the exercise of the option) at the base price plus $1.25 for a period of 12 months following issuance.

According to the CICA Handbook, convertible debentures composed of various debt instruments and shareholders' equity are recorded as hybrid financial instruments and are presented as their liability components and shareholders' equity. On the date of their issuance, the Company measured the following financial instruments:

a)	The 1,100,000 detachable warrants at the time of their issuance using the Black & Scholes method, based on the following assumptions :

	i)	Fair value of the common shares at $1.03

	ii)	Exercise price of $1.25

	iii)	Risk-free interest rate of 2.50%

	iv)	Estimated life of nine months

	v)	Expected volatility of 87%

Following this evaluation, warrants were classified as capital stock in the amount of $265,760.

b)

The 1,100,000 Acasti Pharma detachable stock options as well as the conversion privilege into Acasti Pharma Units, constituting liabilities separate from the liability component of convertible debentures, were measured using the Black & Scholes method, based on the following assumptions :

	i)	Fair value of the common shares at $0

	ii)	Exercise price of $0.25

	iii)	Risk-free interest rate of 1.93%

	iv)	Estimated life of 1,5 years

	v)	Expected volatility of 60%

The faire market value of these derivatives and embedded derivative is near $0, accordingly, they were granted no value.

c)

The liability component of convertible debentures was measured in accordance with the market supply of debt securities with terms similar to those of the debentures but not accompanied by detachable instruments or conversion privileges. The Company accordingly determined that such debt securities would have borne interest at a rate of 16%, at which rate they would have been worth $2,120,823 at the time of issuance. The Company assigned this value to the liability component of the convertible debentures.

d)

The conversion privilege into Company Units, which constitutes the equity component of the convertible debentures, was measured using the residual value method. Accordingly, once the above-mentioned values of the proceeds of the offering of $2,750,000 had been deducted, a residual value of $363,417 was assigned to the equity component of the convertible debentures.

The Company raises the book value of the liability component of the convertible debentures to their par value through a charge to earnings spread out in accordance with the effective interest rate method. The effective interest rate of the debenture is 20.11% .

The model used to measure the derivative components comprises a number of subjective hypotheses that, once modified, may lead to a significant variation of the estimated fair value of the convertible debentures components.

9 - LONG-TERM DEBT
	November 30,	May 31,
	2008	2008

Mortgage loan, $3,500,000 par value, bearing interest at the prime rate plus 2% (6% as at November 30, 2008), secured by Investissement Québec at 38.46% (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, through a first-ranking mortgage on the plant, a first-ranking hypothec on all movable assets (except for accounts receivable and merchandise), current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement) and a second-ranking hypothec on all accounts receivable and merchandise, minus financial expenses of $46,704, amortized in accordance with the effective rate method, reimbursable in monthly capital payments of $41,667 over seven years.	$3,453,296	$-

Mortgage loan, $1,200,000 par value as at May 31, 2008, secured by processing and laboratory equipment having an amortized cost of $2,051,092 as at May 31, 2008, prime rate plus 6.75% (11.50% as at May 31, 2008), payable in monthly principal installments of $26,650, maturing in February 2010	-	560,350

Mortgage loan, principal balance of $637,000 as at May 31, 2008, secured by the universality of property, weekly variable interest rate determined by the lender plus 5% (effective rate of 12.06% as at May 31, 2008), payable in monthly principal installments of $16,333, maturing in September 2011	-	628,352

Mortgage loan, principal balance of $975,000 as at May 31, 2008, weekly variable interest rate determined by the lender plus 3% (effective rate of 10,59% as at May 31, 2008), payable in monthly principal installments of $25,000, maturing in September 2011	-	951,479

Mortgage loan, secured by the plant, fixed interest rate of 7.77%, maturing in October 2016, payable in monthly installments of $8,058. Balance to be renegotiated in 9 years	-	804,137

Secondary mortgage loan, representing a sales balance after acquisition of the plant, $399,750 par value, secured by the plant, fixed interest rate of 10,25%, payable over 5 years in monthly principal installments of $8,501	-	294,027

Obligations under capital leases, interest rates varying from 6.17% to 15.46%, payable in average monthly installments of $4,301 ($4,333 as at May 31, 2008), maturing at different dates until 2013	125,886	139,587

Refundable contribution obtained from a federal subsidy program available for small and medium-sized business, without collateral or interest, payable in 8 consecutive biannual installments 2 years after the project ends	77,609	77,609

Refundable contribution obtained from a federal subsidy program available for small and medium-sized business, without collateral or interest, payable in 8 consecutive biannual installments 2 years after the project ends	45,938	52,500

	3,702,729	3,508,041

Current portion of long-term debt	568,452	984,018
	$3,134,277	$2,524,023

During the three-month period ended November 30, 2008, the Company refinanced its debt. Previous debts were paid back before the deadline using the capital of the new debt. The Company is subject to certain covenants requiring it to maintain ratios.

Also, the Company renegotiated and now has an authorized operating line of credit of $1,000,000 bearing interest at the prime rate plus 1.75% (5.75% on November 30, 2008). The line of credit is guaranteed by a first-ranking movable hypothec on all accounts receivable and merchandise, a second-ranking hypothec on the production plant and a third-ranking hypothec on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement).

10 - CAPITAL STOCK AND WARRANTS
	November 30,	May 31,
	2008	2008

37,683,422 common shares issued and fully paid (37,481,797 shares as of May 31, 2008)	$24,953,096	$24,839,769
1,100,000 detachable warrants from the convertible debentures (a)	265,760	-
31,618 warrants (b)	-	62,825
	$25,218,856	$24,902,594

(a)	: October 9, 2008, the Company granted 1,100,000 warrants. See note 8.

(b)	: November 24, 2008, all warrants with an exercise price of $3.50 giving right to one common share matured. Their book value was deferred as contributed surplus.

	Number of
	shares	Consideration

Common Shares
Balance as at May 31, 2006	34,292,290	$17,002,009
Issued following private offering	1,500,000	4,500,000
Issued following the exercise of stock options	881,875	1,313,757
Issued following the exercise of warrants	55,382	303,881
Balance as at May 31, 2007	36,729,547	23,119,647
Issued following the exercise of stock options	752,250	1,720,122
Balance as at May 31, 2008	37,481,797	24,839,769
Issued following the exercise of stock options	201,625	113,327
Balance as at November 30, 2008	37,683,422	$24,953,096

11 - NON-CONTROLLING INTEREST

During the three-month period ended November 30, 2008, the Company disposed of a portion of the capital stock of its subsidiaries Acasti Pharma and NeuroBioPharm that it formerly owned outright in a) and Acasti Pharma granted new units in the exchange offer with Neptune shareholders in b) :

a)

As described in note 5, redeemable, non-participating shares in the Company's subsidiaries were granted as payment of royalties on the sale of licenses to the subsidiaries. The portion assigned to these shares is presented at their redemption price as current liabilities.

b)

The Company paid $9,380 to Acasti Pharma following the transfer of the Company's obligations to pay the 9,380,355 notes payable at $0.001 each. On November 17 and 27, 2008 Acasti Pharma exchanged 9,246,933 notes for an equal number of Units of Acasti Pharma, each consisting of one class A share and one warrant. The balance of 133,422 notes held by persons in jurisdictions where the applicable legislation did not allow for the exchange were paid in cash on November 27, 2008.

Acasti Pharma's capital stock and warrants are broken down as follows: Capital stock :

''A'' : ''B'' :

Voting (one vote per share), participating and without par value.

Voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are exchangeable, at the holder's discretion, for class A shares, on a one-for-one basis, as of January 1, 2009. Class B shares are redeemable at the holder's discretion for $0.80 per share, subject to certain conditions.

''C'' :

Non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are exchangeable, at the holder's discretion, for class A shares, on a one-for-one basis, as of January 1, 2009. Class C shares are redeemable at the holder's discretion for $0.20 per share, subject to certain conditions.

Warrants :

serie 2 :     Allows the holder to purchase one class A share for $0.40 per share for a period of twenty-four months.

serie 3 :     Allows the holder to purchase one class A share for $0.40 per share until December 31, 2010.

serie 4 :     Allows the holder to purchase one class A share for $0.25 per share for a period of five years.

serie 5 :     Allows the holder to purchase one class A share for $0.30 per share until December 31, 2010.

The distribution of the votes and participation between the Company and other shareholders of Acasti Pharma as at November 30, 2008, was as follows :

	Votes		Participation
	Company	Other	Company	Other
		Shareholders		Shareholders

- 9,247,035 class A shares	100	9,246,935	100	9,246,935
- 5,000,000 class B shares	49,500,000	500,000	-	-
- 26,000,000 class C shares	-	-	-	-

Total	49,500,100	9,746,935	100	9,246,935
% of votes and participation	84%	16%	0%	100%

As at November 30, 2008, the Company controlled the vote of Acasti Pharma and accordingly consolidated the subsidiary's accounts. Non-controlling shareholders have a right to all of the subsidiary's profits and losses at the end of the period ended November 30, 2008. The Company is responsible for its subsidiary's losses up to the value of the non-controlling shareholders' interest; consequently, $9,247 of the subsidiary's loss was assigned to the non-controlling shareholders and reduced the value of the non-controlling shareholders on the Company's balance sheet.

12 - STOCK-BASED COMPENSATION PLAN

A) Company stock-based compensation plan :
The Company has initiated a stock-based compensation plan for administrators, officers, employees and consultants.

Activities within the plan are detailed as follows:
		November 30, 2008			May 31, 2008
			Weighted		Weighted
			average		average
		Number of	exercise	Number of	exercise
		options	price	options	price
			$		$
Options outstanding, beginning of year		4,468,437	2.92	4,970,000	2.58
Granted		961,000	2.50	520,000	6.59
Exercised		(201,625)	0.29	(752,250)	0.90
Cancelled		(69,500)	3.81	(269,313)	5.99
Options outstanding, six-month period
ended November 30, 2008		5,158,312	2.94	4,468,437	2.92
Exercisable options, six-month period
ended November 30, 2008		3,968,812	2.89	3,055,888	2.49

					November 30, 2008
	Options outstanding			Exercisable options
	Weighted	Weighted	Number	Number	Weighted
	average	remaining	of options	of options	average
	exercise	contractual	outstanding	exercisable	exercise
	price	life			price
		outstanding
	$				$

0.25	0.25	1.31	1,314,125	1,314,125	0.25
1.00	1.00	2.10	458,000	458,000	1.00
2.50 to 3.00	2.56	2.63	1,757,000	821,000	2.63
3.50 to 4.00	3.80	2.57	100,000	55,000	3.64
4.25	4.25	3.12	20,000	9,000	4.25
5.50 to 5.75	5.59	2.16	945,000	747,500	5.58
7.25 to 7.50	7.30	1.45	564,187	564,187	7.29

			5,158,312	3,968,812	2.89

B) Acasti Pharma stock-based compensation plan :

During the period ended November 30, 2008, the subsidiary Acasti Pharma initiated a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of class A share options. The purchase price of the shares covered by the stock-options granted under the plan represents $0,20, which was determined by management because of the absence of a market for these shares. Under this plan 6,000,000 class A shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by Acasti Pharma's Board of Directors, as is the term of the options which, however, cannot be more than ten years, according to the regulations of the plan. Every stock-options grant in the stock-option plan should allow for conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

The Acasti Pharma stock-based compensation plan as well as the granting of the options are subject to applicable regulatory approval and/or meeting other conditions if required.

The following table presents information on outstanding stock-options :
November 30, 2008
Weighted
average
	Number of	exercise
	options	price
$
Options outstanding, beginning of year	-	-
Granted	3,175,000	0.20
Exercised	-	-
Cancelled	-	-
Options outstanding, at the end of the six-month period ended November 30, 2008	3,175,000	0.20
Exercisable options, at the end of the six-month period ended November 30, 2008	-	-

At the time of award, a value near $0 was assigned to these stock options. Consequently, no charge was recognized for the period ending on November 30, 2008.

Following the exchange offer and transactions associated with the transfer of the license to the subsidiary Acasti Pharma, as described in note 5, the Company paid in bonus of a value below $1 to dedicated insiders and employees of the Company's subsidiary 4,045,000 and 1,280,000 série 4 warrants respectively who held company stock options but had not participated in the exchange offer for stock options held. The warrants will be liberated subject to applicable regulatory approval and/or meeting other conditions if required. The value of these warrants was established using the Black & Scholes method, based on the following assumptions :

i)	Fair value of the common shares at 0$

ii)	Exercise price of $0.25

iii)	Risk-free interest rate of 2.78%

iv)	Estimated life of five years

v)	Expected volatility of 60%

Following the evaluation, the serie 4 warrants were valued below $1. Consequently, no charge was recognized in the period ending on November 30, 2008.

13 - CAPITAL DISCLOSURES

The Company’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

Since inception, the Company has financed its liquidity needs primarily through a public offering of common shares, private placements with or without warrants and issuance of convertible debentures. The Company optimizes its liquidity needs by non-dilutive sources, including research, tax credits, grants, interest income and revenues from strategic partnerships and collaboration agreements.

The Company defines capital to include total shareholders equity and convertible debentures.

The Company’s policy is to maintain a minimal level of debt. At November 30, 2008, the Company renegotiated successfully the refinancing of is debt with an important financial institution and reduced its financial expenses and increase its production capacity to be able to face the increasing demand for its products (for more details see note 9). At November 30, 2008, the Company had an authorized operating line of credit$1,000,000 of which an amount of $1,000,000 was available. At November 30, 2008, the Company had an additional $3,000,000 of financing available for the expansion of its production facility.

At November 30, 2008, cash amounted to $901,616, term deposits amounted to $3,428,400 and tax credit receivable amounted to $563,545, for a total of $4,893,561. During ht three-month period ended November 30, 2008, the Company raised a additional financing of $2,720,000 after financing fees through the issue of convertible debentures. These additional funds will be mainly used for the acquisition of an additional participation in its subsidiary Acasti Pharma, which will use this financing to continue its clinical studies in progress. The Company does not expect in the next 12 months to require additional financing to finance its current activities.

14 - FINANCIAL INSTRUMENTS Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date, including trade receivables. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during an interim reporting period may be higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at November 30, 2008, the Company had twenty-two trade debtors. Most sales' payment terms are set in accordance with industry practice. Two customers represent 49% (two customers represented 43% as at May 31, 2008) of total trade accounts included in accounts receivable.

Most of our clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Company’s retail customers varies significantly. Adverse changes in a customer’s financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on our business, consolidated results of operations, financial condition and cash flows.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by insurers' which recommends customers' credit limits and payment terms that are reviewed and approved by the Company's finance department. The Company’s finance department reviews periodically the insurers maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods shipments when customers have fully-utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers are the main element in the decision process to determine the credit limits assigned to customers.

The Company writes off trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on individual customer evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

The aging of trade receivable balances as at November 30, 2008 was as follows :

Not past due	$ 2,984,173
Past due 0-30 days	398,601
Past due 31-120 days	316,567
Past due 121-180 days	401,224
Trade receivables	4,100,565
Less allowance for doubtful accounts	(25,500)
$ 4,075,065

Exchange Risk

The Company is exposed to exchange risk as a result of accounts receivable, term deposits, advance payment and accounts payable. As at November 30, 2008, accounts receivable stated in euros totalled €8,345 (€155,438 as at May 31, 2008) and those in U.S. dollars amounted to US$3,152,854 (US$3,934,824 as at May 31, 2008), the term deposit in U.S dollars represented US$0 (US$750,000 as at May 31, 2008), an advance payment stated in euros totalled €500,000 (€500,00 as at May 31, 2008) and accounts payable stated in U.S. dollars totalled US$89,988 (US$88,909 as at May 31, 2008).

Approximately 97% of the Company’s revenues are in U.S. dollars. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved because of the fluctuation in the value of the Canadian dollar in relation with the U.S. dollar. During the six-month period ended November 30, 2008, the Company used derivative financial instruments to reduce its exposure to exchange risk. Fluctuations related to exchange rates could cause unforeseen fluctuations in the Company’s operating results.

The following exchange rates applied during the six-month period ended November 30, 2008 :

	Three-month period	Six-month period	Reporting
	average rate	average rate	date rate
US to CDN	1.1538	1.0909	1.2411

Based on the Company's foreign exchange currency exposures noted above during the period ended November 30, 2008, and assuming that all other variables remain constant, any variation in the above foreign exchange rates to reflect a 5 percent increase of the functional currency would have decreased the net earnings as follows :

US
Decrease in net earnings	$ (233,622)

An assumed 5 percent weakening of the functional currency during the three-month period ended November 30, 2008, would have had an equal but opposite effect on the above currencie to the amount shown above, on the basis that all other variables remained constant.

The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to protect the Company from the risk of fluctuations in future exchange rates. The fair value of these derivative financial instruments was established according to prices obtained from the Company’s financial institution for identical or similar financial instruments. The following table summarizes the Company's position as at November 30, 2008 :

Maturity	Type	Amounts	Rates	Fair value
February 27, 2009	Sell	US $200,000	1.2299	($2,240)
March 31, 2009	Sell	US $200,000	1.2291	($2,400)
May 29, 2009	Sell	US $200,000	1.2284	($2,540)
June 30, 2009	Sell	US $200,000	1.2279	($2,640)
July 31, 2009	Sell	US $200,000	1.2274	($2,740)
August 31, 2009	Sell	US $200,000	1.2269	($2,840)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Company’s exposure to interest rate risk is as follows :
Cash			Short-term fixed interest rate
Term deposits			Short-term fixed interest rate
Bank loan			Short-term variable interest rate
Long-term debt			Variable and fixed interest rate
Convertible debentures				Fixed interest rate

The risk that the Company will realize a loss as a result of the decline in the fair value of its term deposits is limited because these investments, although available for sale, have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the six-month period ended November 30, 2008 would have decreased net earnings by $5,200, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Fair Value of Financial Instruments

The carrying amount of the company's short-term financial instruments approximates their fair value given that they will mature shortly. The term deposits of $1,115,000, subscribed from a Canadian financial institution having a high credit rating, matured on November 30, 2008 and bear interest between 3.55 % and 4.20%. The subsidiary Acasti Pharma has a term deposit of $2,000,000, maturing on October 23, 2009 and bearing interest at 2.60% . The Company renewed a term deposit of $1,115,000 for a period of 12 months from December 1, 2008 at an interest rate of 1.75% . These term deposits are cashable at any time at the discretion of the Company.

The fair value of variable interest rate mortgage loans is equivalent to their carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of secured loans, unsecured loans and obligations under capital leases is determined by discounting future cash flows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value approximates the carrying amount.

See note 8 for fair market value of convertible debentures and related financial instruments.

The refundable contributions obtained under a federal grant program are interest-free. The fair value cannot be determined as equivalent market terms and conditions are not readily identifiable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 13. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

Financial liabilities that potentially expose the Company to liquidity risk consist of advance payments received from partnerships and collaboration agreements, as outlined in note 6. One of these financial liabilities is refundable in the next year if the Company fails to meet certain developmental milestones. Trade payables mature in the short term. Management considers this risk is low, because financial obligations can be met through usage of the recently renegotiated bank loan agreement.

Required Payments per Period (in thousands of dollars) :
		Less than	2 to 3	4 to 5	More than
Contractual obligations	Total	one period	periods	periods	5 periods
Long term debt	3,500	125	1,000	1,000	1,375
Loans guaranteed by investments in
lease contracts *	133	18	111	4	-
Research and development contract	300	-	300	-	-
Other lease contracts	460	24	194	191	51
Total contractual obligations	4,393	167	1,605	1,195	1,426
* Including interest costs

An option totalling $275,000 for the acquisition of an intellectual property represent an additional contractual obligations.

15 - SUBSEQUENT EVENTS

In December 2008, the Company reorganized the capital stock of its wholly owned subsidiary, NeuroBioPharm. The 45,000,000 class E shares, as described in note 5, were exchanged for 5,000,000 class B shares, 35,000,000 class C shares, 7,000,000 serie 4 warrants and 3,000,000 serie 5 warrants. In the course of this reorganization the Company paid in bonus of a value below $1 to dedicated insiders and employees of the Company's subsidiary 3,800,000 and 1,200,000 serie 4 warrants (exercise price $0.10 and expiration in 5 years) respectively. The warrants will be liberated subject to applicable regulatory approval and/or meeting other conditions if required

In December 2008, a ruling was rendered against the Company. The judge determined that the Company had not exercised its option to purchase the intellectual property in August 2004, as claimed by the Company, and so it had to pay additional royalties in the amount of $1,031,134 in addition to $145,000 in fees. The judge furthermore set at $1,776,000 the purchase price for the intellectual property, although it had been established at $275,000. He indicated that the Company had 45 days to exercise its option and that it had to pay $275,000 immediately.

The Company has already appealed the ruling and requested an immediate stay of its execution. The Company does not agree with the findings of the ruling and feels that its own arguments are well founded; that is why it is appealing the ruling. The Company remains confident that its rights will be recognized in the appeal.

As for the exercise price set at $1,776,000 by the judge, if the Court of Appeal confirms the ruling and finds that the option was not exercised, the Company could, without prejudice to its operations, change its mind and not proceed to exercise this new option, and consequently would not have to pay this amount.

16 - SEGMENT DISCLOSURES Descriptive information on the Company's reportable segments

The Company has three reportable operating segments structured in legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and market pharmaceutical applications for cardiovascular diseases (Acasti Pharma), and the third is the development and market pharmaceutical neurological diseases (NeuroBioPharm).

The following tables show information by segments :
				Six-month period ended
					November 30,
					2008
	Nutraceutical	Cardiovascular	Neurological	Adjustments	Total

Sales, partnership and collaboration agreement	$4,736,945	$-	$80,000	$-	$4,816,945

Cost of sales and operating expenses (excluding amortization
and stock based compensation)	4,210,484	219,959	-	-	4,430,443
Stock options based compensation	1,640,795	-	-	-	1,640,795
Research and development expenses	416,734	150,252	251,875	-	818,861
Financial expenses	282,988	257	-	-	283,245
Amortization	344,036	586	-	-	344,622

Interest income	8,497	-	-	-	8,497
Foreign exchange gain	860,251	-	-	-	860,251
Royalties paid in retractable shares	(137,000)	-	-	-	(137,000)
Non-controlling interest	-	-	-	9,247	9,247

Net loss and comprehensive loss	(1,426,343)	(371,055)	(171,875)	9,247	(1,960,026)

Cash	405,401	496,215	-	-	901,616
Term deposits	1,428,400	2,000,000	-	-	3,428,400
Total assets	14,348,666	2,612,118	58,125	-	17,018,909

				Three-month period ended
					November 30,
					2008
	Nutraceutical	Cardiovascular	Neurological	Adjustments	Total

Sales, partnership and collaboration agreement	$2,411,322	$-	$40,000	$-	$2,451,322

Cost of sales and operating expenses (excluding amortization
and stock based compensation)	2,455,301	120,306	-	-	2,575,607
Stock options based compensation	879,566	-	-	-	879,566
Research and development expenses	218,022	113,343	125,937	-	457,302
Financial expenses	119,661	257	-	-	119,918
Amortization	162,455	586	-	-	163,041

Interest income	1,161	-	-	-	1,161
Foreign exchange gain	540,889	-	-	-	540,889
Royalties paid in retractable shares	(137,000)	-	-	-	(137,000)
Non-controlling interest	-	-	-	9,247	9,247

Net loss and comprehensive loss	(1,049,938)	(234,493)	(85,937)	9,247	(1,361,121)

Cash	405,401	496,215	-	-	901,616
Term deposits	1,428,400	2,000,000	-	-	3,428,400
Total assets	14,377,728	2,612,118	29,063	-	17,018,909

Geographic information

All of the Company's and its subsidiaries (Acasti Pharma and NeuroBioPharm) assets are located in Canada.

The Company sales are attributed based on the customer's area of residence :
	Three-month period ended		Six-month period ended
		November 30,		November 30,
	2008	2007	2008	2007

Canada	$174	$214,523	$47,489	$244,083
United States	2,177,300	1,138,610	4,063,539	2,276,665
Europe	230,461	339,887	593,005	792,000
Asia / Oceania	3,387	475,789	32,912	941,397
	$2,411,322	$2,168,809	$4,736,945	$4,254,145
Sales above exclude revenues from a partnership and collaboration agreement.

Information about major customers

During the six-month period ended November 30, 2008, the Company realized sales amounting to $3,013,254 from three customers ($1,701,230 from four customers in 2007).

17 - CORRESPONDING CONSOLIDATED FINANCIAL STATEMENTS

Some comparative figures have been reclassified to conform with the presentation adopted in this period.